Exhibit 1

BAT enters strategic R&D collaboration to accelerate
‘beyond nicotine’ strategy with Organigram

●	BAT subsidiary acquires 19.9% equity investment in Organigram, a leading Canadian cannabis licensed producer

●	Product Development Collaboration Agreement leverages combined expertise in plant-based science and product development

●	Complements strong momentum in New Category Brands and supports delivery of BAT’s purpose of building A Better Tomorrow™

LONDON – 11 March 2021: BAT Group (BAT) today announces the signing of a strategic collaboration agreement with Organigram Inc., a wholly-owned subsidiary of publicly-traded Organigram Holdings Inc. (collectively Organigram), focused on research and product development activities of next generation adult cannabis products, with an initial focus on cannabidiol (CBD).

This agreement augments ongoing BAT activities to expand its portfolio ‘beyond nicotine’ and follows the pilot launch of Vuse CBD Zone in Manchester, UK earlier this year.  The collaboration reinforces BAT’s consumer-centric multi-category approach, which has seen continued momentum and growth as BAT focuses on delivering on its purpose of building A Better Tomorrow™.

Through the collaboration, BAT will gain access to cutting-edge R&D technologies, product innovation and cannabis expertise, complementing BAT’s extensive plant-based expertise and development capabilities.

Organigram has a proven track record of consumer-led innovation and developing high quality adult-use recreational and medical cannabis products, which are legally available in Canada.  By leveraging Organigram’s first-hand experience, BAT will deepen its understanding of this rapidly expanding and evolving area.

Dr David O’Reilly, Director Scientific Research at BAT, comments: “Today’s announcement underscores our commitment to accelerating our transformation and building A Better Tomorrow. Our multi-category, consumer-centric approach, which is key to our transformation, aims to provide choice and meet the evolving needs of adult consumers.  This choice provides reduced risk alternatives* to combustible cigarettes, as well as going beyond tobacco and nicotine into new and exciting areas of product innovation.

“We believe this collaboration has significant potential to enhance our activities, allowing us to combine our world-class expertise while enabling scientists from both BAT and Organigram to work closely together and share information real-time.  We know that in R&D this is how you make real breakthroughs and accelerate progress.

“We have been impressed by the strong management team and culture at Organigram. This collaboration aligns with our long-term strategy, and will enable us to work with Organigram at an R&D level, as well contributing to their wider operations.”

Greg Engel, Chief Executive Officer of Organigram, comments: “This is a tremendous milestone in the evolution of Organigram.  It is instrumental in advancing our commitment to offering consumers innovative cannabis products and to furthering our long-term international strategy.  We have been extremely selective about aligning with a strategic partner and, in BAT, we’ve found a leading consumer goods business with innovative product platforms, an impressive dedication to research and development, deep consumer insights, regulatory expertise and a commitment to responsible stewardship and consumer safety.”

Deal terms
To operationalise the ‘Product Development Collaboration Agreement’ (PDC) a “Centre of Excellence” will be established to focus on developing the next generation of cannabis products with an initial focus on CBD.  The Centre of Excellence will be located at Organigram’s indoor facility in New Brunswick, Canada, which holds the Health Canada licenses required to conduct R&D activities with cannabis products.  Both BAT and Organigram will contribute scientists, researchers, and product developers to the Centre of Excellence which will be governed and supervised by a steering committee consisting of an equal number of senior members from each of BAT and Organigram.  Both partners share a commitment to continue to maintain the highest regulatory and ethical standards.

As part of the transaction, BAT and Organigram will grant each other a licence to certain intellectual property to enable the development of new and potentially disruptive, novel products.  Both parties will have the ability to independently commercialise any products developed as a result of the collaboration under their own brands.

Under the terms of the transaction, a BAT subsidiary will acquire a 19.9% equity stake in Organigram Holdings Inc. (listed on both the Nasdaq and Toronto Stock Exchange under the symbol “OGI”) to become the largest shareholder, with the ability to appoint two directors to Organigram Holdings Inc.’s board of directors and representation on its investment committee.  At closing, one BAT nominee, Mr. Jeyan Heper, was added to the board and another nominee is expected to be added in the near term.

The investment, valued at approximately £126 million, was priced at C$3.79 per share which was based on the five-day volume weighted average price of Organigram Holdings Inc.’s shares on the Toronto Stock Exchange ending March 9, 2021 and represents a discount to the closing price of C$3.94 on March 9, 2021.  These funds will provide a significant injection of capital for Organigram that will enable them to expand and accelerate their R&D and product development activities, and support business expansion.

ENDS

NOTES TO EDITORS

BAT has considered its obligations under applicable laws and regulations in undertaking this Transaction and has taken appropriate measures to ensure compliance with such laws.

About BAT

BAT is a leading, multi-category consumer goods business, established in 1902. Our purpose is to build A Better Tomorrow™ by reducing the health impact of our business which entails:

●	Committing to providing adult consumers with a wide range of enjoyable and less risky products

●	Continuing to be clear that combustible cigarettes pose serious health risks, and the only way to avoid these risks is not to start or to quit

●	Encouraging those who otherwise continue to smoke, to switch completely to scientifically-substantiated, reduced-risk alternatives*

●	Tracking and sharing progress of our transformation

The company has announced a target of increasing the number of its non-combustible product consumers to 50 million by 2030; and to achieve at least £5 billion in New Categories revenues in 2025.

* Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, SHRED and Trailblazer. Organigram’s facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

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Forward-Looking Statements

References to ‘BAT’, ‘BAT Group’, ‘we’, ‘us’ and ‘our’ refer to BAT Group operating companies, collectively or individually as the case may be. This release contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our intentions, beliefs or current expectations reflecting knowledge and information available at the time of preparation, and concerning our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which BAT Group companies operate, including the projected future financial and operating impacts of the COVID-19 pandemic.

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